Exhibit 7.1

Tel: 713-659-6551 Fax: 713-659-3238 www.bdo.com	333 Clay St., Suite 4700 Houston, TX 77002

March 19, 2015

Securities and Exchange Commission

450 5th Street N.W.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.02 of Form 8-K for the event that occurred on March 16, 2015, to be filed by our client, Dakota Plains Holdings, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ BDO USA, LLP

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.